SECURIT   N

10026887

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52/09

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2009** AND ENDING **12/31/2009**

                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Energy Net. Com, Inc.*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7201 I-40 West, Suite 319

(No. and Street)

Amarillo	**Texas**	**79106**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim D. Black   806-351-2953

                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates LLP

(Name – *if individual, state last, first, middle name*)

14755 Preston Road, Ste. 320	**Dallas**	**Texas**	**75254**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Jim D. Black _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EnergyNet.com, Inc. _____, as of December 31 _____, 20 09 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Jim D. Black, CFO, COO
_____
Title

_____
Notary Public Lisa Cox

LISA COX
Notary Public, State of Texas
My Commission Expires
December 16, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

ENERGYNET.COM, INC.

CONSOLIDATED FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT

YEARS ENDED
DECEMBER 31, 2009 AND 2008

ENERGYNET.COM, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
EnergyNet.com, Inc.
Amarillo, Texas

We have audited the consolidated statements of financial condition of EnergyNet.com, Inc. (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income and comprehensive income, changes in stockholders' equity, and cash flows for each of the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of EnergyNet.com, Inc. as of December 31, 2009 and 2008, and the results of its operations, and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects to the basic consolidated financial statements taken as a whole.

Hein & Associates LLP

Dallas, Texas
February 8, 2010

14755 Preston Road, Suite 320
Dallas, Texas 75254
Phone: 972-458-2296
Fax: 972-788-4943
www.heincpa.com

ENERGYNET.COM, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

| | DECEMBER 31, | |
	2009	2008
ASSETS:		
Cash and cash equivalents	$ 1,550,924	$ 953,066
Restricted cash	7,938,399	4,407,960
Short-term investments	602,725	603,820
Auction proceeds receivable	6,753,355	107,026
Securities owned, marketable, at market value	19,820	24,710
Prepaid expenses	56,230	56,393
Equipment:		
Software	559,658	527,026
Computer equipment	388,491	374,008
Furniture and equipment	155,361	80,439
	1,103,510	981,473
Less accumulated depreciation	(853,374)	(746,534)
Total assets	$ 17,171,589	$ 6,387,914
LIABILITIES:		
Accounts payable and accrued liabilities	$ 107,486	$ 78,751
Income taxes payable	223,654	94,985
Auction proceeds payable	14,691,754	4,514,986
Deferred tax liabilities	57,886	42,139
Total liabilities	15,080,780	4,730,861

COMMITMENTS AND CONTINGENCIES (Notes 6, 7 and 8)

STOCKHOLDERS' EQUITY (Note 4):		
Common stock	2,228	2,255
Paid-in capital in excess of par value	822,683	863,906
Retained earnings	1,265,898	790,892
Total stockholders' equity	2,090,809	1,657,053
Total liabilities and stockholders' equity	$ 17,171,589	$ 6,387,914

See accompanying notes to these consolidated financial statements.

ENERGYNET.COM, INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	FOR THE YEARS ENDED DECEMBER 31,	
	2009	2008
REVENUES:		
Commissions	$ 3,342,793	$ 4,751,437
Other revenue	316,522	244,128
Interest income	16,071	28,990
Total revenues	3,675,386	5,024,555
EXPENSES:		
General and administrative expenses	2,452,384	2,955,532
Commission paid to stockholder	-	470,000
Depreciation	106,840	103,601
Sales commission	351,200	662,957
Trading losses	4,890	24,780
Total expenses	2,915,314	4,216,870
INCOME BEFORE PROVISION FOR INCOME TAXES	760,072	807,685
PROVISION FOR INCOME TAXES	285,066	326,163
INCOME FROM CONTINUING OPERATIONS	475,006	481,522
LOSS FROM DISCONTINUED OPERATIONS	-	(288)
NET INCOME	475,006	481,234
OTHER COMPREHENSIVE INCOME (LOSS)	-	(13,426)
TOTAL COMPREHENSIVE INCOME	$ 475,006	$ 467,808

See accompanying notes to these consolidated financial statements.

ENERGYNET.COM, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Stock		Paid-in Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
	Shares	Par Value				
BALANCE, January 1, 2007	22,958,086	$ 2,296	$ 1,202,615	$ 309,658	$ 13,426	$ 1,527,995
Issuance of common stock pursuant to option exercises	395,000	39	61,211	-	-	61,250
Purchase and retirement of treasury shares	(800,000)	(80)	(399,920)	-	-	(400,000)
Foreign currency translation adjustments	-	-	-	-	(13,426)	(13,426)
Net income	-	-	-	481,234	-	481,234
BALANCE, December 31, 2008	22,553,086	2,255	863,906	790,892	-	1,657,053
Issuance of common stock pursuant to option exercises	10,000	1	2,499	-	-	2,500
Purchase and retirement of treasury shares	(278,222)	(28)	(43,722)	-	-	(43,750)
Net income	-	-	-	475,006	-	475,006
BALANCE, December 31, 2009	22,284,864	$ 2,228	$ 822,683	$ 1,265,898	$ -	$ 2,090,809

See accompanying notes to these consolidated financial statements.

4

ENERGYNET.COM, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED DECEMBER 31,	
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 475,006	$ 481,234
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	106,840	103,601
Trading losses	4,890	24,780
Deferred tax expense	15,747	81,139
Decrease (increase) in operating assets:		
Restricted cash	(3,530,439)	2,313,770
Auction proceeds receivable	(6,646,329)	11,811,503
Prepaid expenses	163	(10,422)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued liabilities	28,735	(30,378)
Income taxes payable	128,669	5,859
Auction proceeds payable	10,176,768	(14,125,325)
Net cash provided by operating activities	760,050	655,761
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of software	(32,632)	(33,235)
Purchase of equipment	(89,405)	(146,088)
Change in short-term investments	1,095	(196,057)
Net cash used in investing activities	(120,942)	(375,380)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from stock option exercises	2,500	61,250
Purchase and retirement of treasury shares	(43,750)	(400,000)
Net cash used in financing activities	(41,250)	(338,750)
NET INCREAS (DECREASE) IN CASH AND CASH EQUIVALENTS	597,858	(58,369)
EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH AND CASH EQUIVALENTS	-	(13,393)
CASH AND CASH EQUIVALENTS, beginning of year	953,066	1,024,828
CASH AND CASH EQUIVALENTS, end of year	$ 1,550,924	$ 953,066
SUPPLEMENTAL INFORMATION:		
Interest paid	$ -	$ -
Income taxes paid	$ 112,998	$ 239,165

See accompanying notes to these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of EnergyNet.com, Inc. (the "Company") is presented to assist in understanding the Company's consolidated financial statements. The consolidated financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the consolidated financial statements. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates which are determined by management.

Organization and Basis of Presentation

EnergyNet.com, Inc. is a Texas corporation. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is primarily engaged in facilitating the sale of operated and nonoperated working interests, producing and nonproducing mineral interests, and royalty and overriding royalty interests in crude oil and natural gas properties between registered buyers and sellers through an Internet-based live auction.

On October 18, 2005, the Company formed EnergyNet Canada Inc. in Alberta Province. EnergyNet Canada Inc. is also engaged in facilitating the sale of operated and nonoperated working interest, producing and nonproducing mineral interests, and royalty and overriding royalty interest in crude oil and natural gas properties between registered buyers and sellers through an Internet-based live auction. Effective May 31, 2008, management ceased operations in Canada and dissolved EnergyNet Canada Inc.

Assets and liabilities attributable to EnergyNet Canada Inc. are included on the Company's consolidated statement of financial condition as assets and liabilities related to discontinued operations and the operating results of EnergyNet Canada Inc. are included in the Company's consolidated statements of income and comprehensive income under loss from discontinued operations. The following is a summary of the operating results of EnergyNet Canada Inc. for the year ended December 31, 2008:

Revenues	$	11,997
Expense:		12,551
Loss before income tax benefit		(554)
Income tax benefit		266
Net loss from discontinued operations	$	(288)

On February 13, 2009, the Company formed EnerCor Development, LLC ("EnerCor") in the state of Texas. EnerCor participates in a joint venture with an unrelated third party to facilitate the sale of oil and gas drilling prospects.

The Company's consolidated financial statements include all of the accounts of its wholly-owned subsidiaries as mentioned above. All intercompany balances and transactions have been eliminated in consolidation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, and all highly liquid investments with maturities of three months or less. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk related to cash.

Short-term Investments

Short-term investments comprise certificates of deposit, typically having original maturities of 180 days.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Marketable securities are valued at market value.

Equipment

Equipment is stated at cost. Software costs represent the costs of developing the Company's Internet site and developing other Internet sites under contractual agreements. Expenditures that constitute upgrades or enhancements are capitalized. Computer equipment and furniture are depreciated using the double-declining balance method over five and seven years, respectively. Software is depreciated using the straight-line method over three years. Charges for repairs and maintenance that do not extend the useful lives of the related assets are expensed as incurred. As items are disposed, the related cost and accumulated depreciation are removed and any excess of cost over accumulated depreciation is recognized as a charge to earnings.

Revenue Recognition

The Company recognizes commissions on property sales at closing, which are calculated as a percentage of the sales price. Title to the crude oil and natural gas properties passes directly from the seller to the buyer. Accordingly, the Company never holds an interest in the properties listed and sold on its Internet site.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs included in general and administrative expenses amounted to $85,874 and $101,791 for the years ended December 31, 2009 and 2008, respectively.

Income Taxes

Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities using enacted tax rates in effect at year-end. A valuation allowance for deferred tax assets is recorded when the Company's management believes that it is more likely than not that the benefit from the deferred tax assets will not be realized.

Share-Based Compensation
The Company measures and records compensation expense for all share-based payment awards to employees and directors based on estimated fair values. Additionally, compensation costs for share-based awards are recognized over the requisite service period based on the grant-date fair value.

Recently Adopted Accounting Pronouncements
In June 2009, the Financial Accounting Standards Board (FASB) issued ASC 105, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (ASC 105). ASC 105 has become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. It also modifies the GAAP hierarchy to include only two levels of GAAP; authoritative and non-authoritative. The Company adopted ASC 105 effective July 1, 2009. Pursuant to the provisions of ASC 105, the Company has updated references to GAAP in its financial statements issued for the period ended December 31, 2009. The adoption of ASC 105 did not have an impact on the Company's financial position, results of operations or cash flows.

In July 2006, the FASB issued ASC 740 (formerly Interpretation No. 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109. This interpretation clarified financial statement recognition and disclosure requirements for uncertain tax positions taken or expected to be taken in a tax return. Financial statement recognition of the tax position is dependent on an assessment of a 50% or greater likelihood that the tax position will be sustained upon examination, based on the technical merits of the position. The Company adopted the provisions of FASB ASC 740 on January 1, 2009. The adoption of this statement did not have a material effect on the Company's financial position, results of operations or cash flows. The Company has not recorded any liabilities as of December 31, 2009 related to the adoption of this statement. Subsequent to adoption, there have been no changes to the Company's assessment of uncertain tax positions. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2009, the Company made no provision for interest or penalties related to uncertain tax positions. The Company files income tax returns in the U.S. federal jurisdiction and the state of Texas. Prior to the dissolution of EnergyNet Canada, Inc., the Company was also subject to income tax in Canada and in the province of Alberta. There are currently no income tax examinations underway for these jurisdictions. The Company's income tax returns are subject to examination by the relevant taxing authorities as follows: U.S. Federal income tax returns for tax years 2006 and forward; Texas income and margin tax returns for tax years 2005 and forward; and Canada income tax returns for tax years 2005 through 2008.

In May 2009, the FASB issued ASC 855, Subsequent Events (ASC 855), which provides guidance for management's assessment and disclosure of subsequent events. ASC 855 requires an entity to identify the date through which management has considered subsequent events along with information about identified subsequent events and their potential impacts on the entity's financial statements. The Company adopted ASC 855 on December 31, 2009. The adoption of ASC 855 did not have a material impact on the Company's financial position or results of operations. Management evaluated subsequent events through February 8, 2010, the date on which the Company's financial statements were available for issuance.

2. RESTRICTED CASH, AUCTION PROCEEDS RECEIVABLE AND PAYABLE

The Company collects auction proceeds from winning bidders on closed auctions. Such proceeds are generally due within two days of auction closing. The proceeds, net of the Company's commission and other fees, are generally due to the seller within ten days of auction closing. The cash collected from winning bidders is held in an escrow account until such funds are distributed to the owners.

Cash collected from winning bidders is reflected on the Company's statement of financial condition as restricted cash.

Auction proceeds receivable represent uncollateralized amounts receivable from winning bidders on closed auctions due under normal trade terms, generally requiring payment within two days from the invoice date. Unpaid auction proceeds receivable generally bear no interest. Auction proceeds receivable are stated at the amount billed to the customer plus any accrued and unpaid interest. Customer account balances with invoices dated over 30 days old are considered delinquent.

Management individually reviews all delinquent auction proceeds receivable balances and attempts to collect such balances. In the event that collection attempts fail, management writes off the receivable against the related proceeds payable. All auction proceeds receivable outstanding at December 31, 2009 and 2008 were collected under normal terms.

Auction proceeds due to sellers, net of the Company's commission and other fees, are reflected on the Company's statement of financial condition as auction proceeds payable. Such amounts will fluctuate depending on the level of auction closing activity in the five- to ten-day period preceding the date of the statement of financial condition. The following is a summary of the balances in restricted cash, auction proceeds receivable and auction proceeds payable at December 31:

	2009	2008
Restricted cash	$ 7,938,399	$ 4,407,960
Auction proceeds receivable	6,753,355	107,026
Total amounts received or due from buyers	$ 14,691,754	$ 4,514,986
Auction proceeds payable	$ 14,691,754	$ 4,514,986

The increase in these amounts from December 31, 2008 to December 31, 2009 is attributable to higher auction closing activities in the last five to ten days of 2009 compared with the last five to ten days of 2008.

3. SECURITIES OWNED

The Company's assets and liabilities measured at fair value are limited to its marketable securities owned, which consist of a single issue of corporate stocks. The following is a summary of the Company's investment as of December 31, 2009 and 2008:

	2009	2008
Cost	$ 16,000	$ 16,000
Unrealized gain	3,820	8,710
Fair value	$ 19,820	$ 24,710

The fair values of the securities above are measured using quoted prices in active markets for identical securities. Changes in the fair value of the securities above amounted to losses of $4,890 and $24,780 for the years ended December 31, 2009 and 2008, respectively, and are included in trading losses on the Company's consolidated statements of income and comprehensive income.

4. STOCKHOLDERS' EQUITY

The Company has the following elements of stockholders' equity at December 31, 2009 and 2008:

Preferred Stock
20,000,000 shares authorized, no shares outstanding at December 31, 2009 or 2008, at $.0001 par value.

Common Stock
50,000,000 voting shares authorized, at $.0001 par value. There were 22,284,864 and 22,553,086 shares of common stock issued and outstanding at December 31, 2009 and 2008, respectively. During January 2009, the Company purchased and retired 153,322 shares of its common stock for $25,000 in cash, or approximately $0.16 per share, representing the estimated fair value of those securities on the date of the transaction. During August 2009, the Company purchased and retired 125,000 shares of its common stock for $18,750, or $0.15 per share, representing the estimated fair value of those securities on the date of the transaction. During June 2008, the Company purchased and retired 800,000 shares of its common stock for $400,000 in cash, or approximately $0.50 per share, representing the contractual value of those securities on the date of the transaction.

Paid-In Capital in Excess of Par Value
Represents the proceeds received in excess of par value for common and preferred shares, net of costs associated with the issuance of the shares.

Dividends
The Company's board of directors did not declare a dividend during the years ended December 31, 2009 or 2008.

5. INCOME TAXES

The Company's provision for income taxes comprised the following for the years ended December 31:

	2009	2008
Current income tax expense:		
U.S. Federal	$ 241,365	$ 168,924
State	27,954	76,100
Total current	269,319	245,024
Deferred income tax expense:		
U.S. Federal	15,005	79,594
State	742	1,545
Total deferred	15,747	81,139
Total provision for income taxes	$ 285,066	$ 326,163

The primary differences between the Company's tax provision and tax expense at federal statutory rates were nondeductible expenses and state taxes.

The Company's net deferred tax assets and liabilities consisted of the following at December 31:

	2009	2008
Deferred tax assets:		
Expenses deductible in future periods	$ 45,573	$ 53,825
Deferred tax liabilities:		
Differences in fixed asset depreciation and capitalization methods	(84,149)	(76,596)
Other	(19,310)	(19,368)
Total deferred tax liabilities	(103,459)	(95,964)
Net deferred tax assets (liabilities)	$ (57,886)	$ (42,139)

6. COMMITMENTS AND CONTINGENCIES

Lease Arrangements
The Company leases office space in Amarillo and Dallas, Texas under non-cancelable operating lease arrangements expiring June 30, and July 31, 2010, respectively. The Company maintains office space in other locations under month-to-month leasing arrangements. Additionally, the Company reimburses certain employees for the use of their home offices. Rent expense related to these arrangements amounted to $94,617 and $83,748 for the years ended December 31, 2009 and 2008, respectively. Future minimum rents due under the Company's non-cancelable operating leases as of December 31, 2009 amounted to $27,641, all of which is due in 2010.

Litigation

The Company may from time to time be involved in various claims, lawsuits, disputes with third parties, actions involving allegations of discrimination, or breach of contract incidental to the operations of its business. The Company is not currently involved in any litigation which it believes could have a materially adverse effect on its financial conditions or results of operations.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $1,822,778, which was $1,722,778 in excess of its required net capital of $100,000.

The Company carries no customer-regulated commodities futures accounts; therefore the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable. The Company handled no customer securities or accounts during the years ended December 31, 2009 or 2008, and accordingly, is not subject to the requirements under SEC Rule 15c3-3.

8. RELATED PARTY TRANSACTIONS

The Company formerly had an arrangement with a stockholder under which the stockholder received a commission of 0.35% of the gross value of auctions closed on the Company's website. During 2007, the Company changed the method of computing the commission paid under the former arrangement and filed a lawsuit against the stockholder to terminate the agreement. During 2008, the stockholder's estate asserted a claim against the Company for the difference between the amounts the Company paid to the stockholder during 2007 and the amounts to which the stockholder or its heirs felt entitled. During June 2008, the lawsuits between the two parties were dropped pursuant to a successful mediation. The Company and the heirs of the stockholder executed a Mutual Release Settlement Agreement along with a Stock Repurchase Agreement (collectively, the "Settlements"). Pursuant to the terms of the Settlements, in exchange for mutual release of all claims, the Company agreed to pay the stockholders' estate $470,000 representing commissions purportedly owed to the stockholder and to repurchase 800,000 shares of the stockholder's common stock in the Company for $400,000.

9. STOCK OPTION PLAN

The Company adopted the 2000 Equity Incentive Plan (the "Plan") on November 3, 2000. The Plan provides for grants of up to 3,750,000 options to employees, consultants and directors at exercise prices greater than or equal to market price on the date of the grant. Grants are at the discretion of the Company's Board of Directors, and the options typically vest in equal portions over four years and expire ten years from the date of grant. As of December 31, 2009, 1,355,000 options were available for future awards under the plan.

The Black-Scholes option-pricing model was used to estimate the option fair values. This option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, the expected option term (the amount of time from the grant date until the options are exercised or expire), expected dividends and risk-free rate. Expected volatility was estimated based on our historic trading

ENERGYNET.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

activity. The risk-free rate was estimated using rates for U.S. Treasury notes with terms similar to the expected term of the Company's options. The expected option term was estimated based on Management's assumption that the options will not be exercised until the end of their contractual lives, or ten years.

The following is a summary of the data related to option grants during the years ended December 31:

	2009	2008
Expected volatility	100%	100%
Risk-free interest rates	3.66%	3.90%
Expected dividends	—	—
Expected term (in years)	10	10
Weighted average per-share fair value of options granted	$0.13	$0.14

The following table summarizes stock options outstanding and activity as of and for the years ended December 31, 2009 and 2008:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Intrinsic Value
Outstanding at January 1, 2008	1,538,000	$ 0.19		
Granted	150,000	0.25		
Exercised	(395,000)	0.16		
Outstanding at December 31, 2008	1,293,000	$ 0.22		
Granted	280,000	0.25		
Forfeited	(228,000)	0.19		
Exercised	(10,000)	0.25		
Outstanding at December 31, 2009	1,335,000	$ 0.23	3.19	$ -
Exercisable (fully vested) at December 31, 2009	1,023,125	$ 0.22	3.71	$ -

The Company received $2,500 and $61,250 from the exercise of options during the years ended December 31, 2009 and 2008, respectively, and the related intrinsic value was insignificant. The 2000 Equity Incentive Plan is a qualified plan under the Internal Revenue Code, and accordingly, the Company did not realize any tax deductions related to the exercise of stock options. Upon exercise, the Company issues the full amount of shares exercisable per the term of the options from new shares, with no plans to repurchase those shares in the future.

Total unrecognized share-based compensation expense from unvested stock options as of December 31, 2009 was insignificant.

10. CONCENTRATION OF CREDIT RISK

During the year ended December 31, 2009, there were no sellers that represented greater than 10% of total commissions revenue. During the year ended December 31, 2008, commissions earned from a single seller amounted to approximately 13% of total commissions revenue. At December 31, 2009, $6,647,655 of the Company's accounts receivable was due from three customers. At December 31, 2008, $79,843 of Company's accounts receivable was due from two customers.

SUPPLEMENTARY INFORMATION

SCHEDULE 1 – COMPUTATION OF NET CAPITAL UNDER FULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

Computation of net capital:

Total stockholders' equity	$	2,090,809
Deduct stockholders' equity not allowable for net capital		-
		2,090,809
Add:		
Deferred tax liabilities		57,886
Total capital and discretionary liabilities		2,148,695
Deduct:		
Nonallowable assets		
Prepaid expenses		56,230
Equipment		250,136
Haircuts on securities:		
Money markets		15,197
Certificates of deposit		1,381
Stocks		2,973
Total deductions		325,917
Net capital	$	1,822,778

Computation of aggregate indebtedness:

Items included in the statement of financial condition:		
Accounts payable and accrued liabilities	$	107,486
Income taxes payable		223,654
Total aggregate indebtedness	$	331,140
Percentage of aggregate indebtedness to net capital		18%

Computation of basis net capital requirement:

Minimum dollar net capital required at 6 2/3 percent	$	22,076
Minimum dollar net capital required	$	100,000
Net capital requirement (greater of above amounts)	$	100,000
Excess net capital	$	1,722,778

Reconciliation with Company's computation:

Net capital, as reported in the Company's Part II (unaudited Focus report)	$	1,842,970
Net audit adjustments		(20,192)
Net capital per above	$	1,822,778

See independent auditor's report and accompanying notes to consolidated financial statements.



HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
EnergyNet.com, Inc.

In planning and performing our audit of the consolidated financial statements and supplementary information of EnergyNet.com, Inc. (the "Company"), for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 171-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recording differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

14755 Preston Road, Suite 320
Dallas, Texas 75254
Phone: 972-458-2296
Fax: 972-788-4943   17
www.heincpa.com

EnergyNet.com, Inc.
Page 2

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control structure components does not reduce to a relatively low level the risk that errors or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operations that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealer, and should not be used by anyone other than these specified parties.

Hein & Associates LLP

Dallas, Texas
February 8, 2010